

August 16, 2022

Guolin Tao
Chief Executive Officer
Entrepreneur Universe Bright Group
Suite 907, Saigo City Plaza Building 2
No. 170, Weiyang Road
Xi'an, China

> **Re: Entrepreneur Universe Bright Group**
> **Amendment No. 9 to Registration Statement on Form 10**
> **Filed August 9, 2022**
> **File No. 000-56305**

Dear Mr. Tao:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Amendment No. 9 to Form 10 Filed August 9, 2022

Item 13. Financial Statements and Supplementary Data, page F-1

1. We note you filed your Form 10-Q for the interim period ended June 30, 2022. Please update the financial statements in the Form 10 to include this interim period pursuant to Rule 8-08 of Regulation S-K. Conform the presentation throughout the filing (for example, MD&A) as appropriate.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ta Tanisha Meadows at 202-551-3322 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact Alyssa Wall at 202-551-8106 or Lilyanna Peyser at 202-551-3222 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Charles Law